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Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. REPORTS FIRST QUARTER
FISCAL YEAR 2014 RESULTS

Ottawa, Canada, July 10, 2013 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for its first quarter ended May 31, 2013. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

Revenue for the first quarter of fiscal year 2014 was $24.5 million, compared with $28.3 million in the fourth quarter of fiscal year 2013 and $13.0 million in the first quarter of fiscal year 2013. Revenue from the Nokia Siemens Networks channel represented 57% of revenue in the first quarter of fiscal 2014.

Gross margin for the first quarter of fiscal year 2014 was 11.5%, compared with 5.3% in the fourth quarter of fiscal year 2013 and 31.9% in the first quarter of fiscal year 2013. The gross margin in the fourth quarter of fiscal year 2013 reflects the inclusion of an inventory impairment provision of $0.8 million.

Business highlights include:

  •
  In the first fiscal quarter we reported results of our renewed framework with Nokia Siemens Networks, which was originally announced on April 10, 2013. This included a cash payment to DragonWave in the quarter of $13.8 million.

  •
  Three of our major existing service provider customers in India, Southeast Asia and Africa are engaging in network expansions, starting in the second fiscal quarter.

  •
  Industry developments include recent reports of a two year $16 billion investment in Sprint's network by Softbank, together with Sprint's acquisition of Clearwire.

  •
  We recently announced the inclusion of DragonWave products in the Cisco(R) Small Cell Wireless Backhaul Ecosystem.

  •
  We are also involved in a pilot small cell wireless backhaul deployment with a major Asian carrier.

  •
  Our integration and restructuring activities yielded a 46% reduction in operating expenses compared to Q2 last year.

"We have made progress on multiple fronts. We are working hard with Nokia Siemens Networks to build the sales funnel for microwave, progressing our direct relationships particularly in the United States and India, advancing in the important area of small cell backhaul, and our operating expenses are declining as we complete our integration and restructuring activities" said DragonWave President and CEO, Peter Allen. "We will continue to have a strong focus on revenue growth and improving our margins."

Net loss applicable to shareholders in the first quarter of fiscal year 2014 was $6.6 million or ($0.17) per basic and diluted share. This compares to a net loss applicable to shareholders of $27.2 million or ($0.71) per basic and diluted share in the fourth quarter of fiscal year 2013 and net loss applicable to shareholders of $12.6 million or ($0.35) per basic and diluted share in the first quarter of fiscal year 2013.

Cash, cash equivalents, and restricted cash totaled $23.4 million at the end of the first quarter of fiscal year 2014, compared to $23.0 million at the end of the fourth quarter of fiscal year 2013.

Webcast and Conference Call Details:

The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on July 11, 2013.

The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

  •
  Toll-free North America: (877) 312-9202

  •
  International: (408) 774-4000

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including our statements regarding our relationship with and the transactions involving Nokia Siemens Networks, our expectations regarding customer network expansions, our efforts to develop our direct customer relationships, and our plans and expectations regarding operating expense reductions, revenue growth and margin, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties.

Material factors and assumptions used to develop forward-looking statements include DragonWave's expectations and plans regarding:

  •
  The successful implementation of our renewed framework with Nokia Siemens Networks that was announced on April 10, 2013, including sales growth from Nokia Siemens Networks as a result of the renewed framework.

  •
  Our ability to obtain operating expense reductions through measures including consolidation and rationalization of the business acquired from Nokia Siemens Networks, migration to new contract manufacturers, and optimization of our logistical framework to reduce overhead costs related to hardware sales.

There are risks associated with these assumptions, including that expected synergies will not materialize; that unexpected costs will be incurred; or that end-customer demand will not meet expectations.

Material risks and uncertainties relating to our business are described under the headings "Risks and Uncertainties" and "Liquidity Discussion" in the MD&A, dated July 10, 2013, and on pages 27-48 of the Company's Annual Information Form, dated May 17, 2013.

Readers are cautioned not to place undue reliance on forward-looking statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.

Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information Form dated May 17, 2013 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Media Contacts Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext. 2253	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts

	Three months ended
	May 31, 2013	May 31, 2012
REVENUE	24,532	12,974
Cost of sales	21,712	8,841

Gross profit	2,820	4,133

EXPENSES
Research and development	5,302	4,399
Selling and marketing	3,382	3,658
General and administrative	4,748	5,270

	13,432	13,327

Income (loss) before amortization of intangible assets and other items	(10,612)	(9,194)
Amortization of intangible assets	(559)	(542)
Accretion expense	(65)	(22)
Restructuring expense	—	(798)
Interest income (expense)	(538)	29
Impairment of intangible assets	—	(2,869)
Gain on change in estimate	—	1,190
Gain on contract amendment	5,285	—
Foreign exchange gain (loss)	(98)	(1,003)

Income (loss) before income taxes	(6,587)	(13,209)
Income tax expense (recovery)	92	(572)

Net Income (loss)	(6,679)	(12,637)
Net Loss Attributable to Non-Controlling Interest	54	58

Net Income (loss) applicable to shareholders	(6,625)	(12,579)
Income (loss) per share
Basic	(0.17)	(0.35)
Diluted	(0.17)	(0.35)
Weighted Average Shares Outstanding
Basic	38,059,919	35,931,347
Diluted	38,059,919	35,931,347

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	As at May 31, 2013	As at February 28, 2013
Assets
Current Assets
Cash and cash equivalents	22,044	22,959
Restricted cash	1,308	—
Trade receivables	18,917	35,452
Inventory	35,258	32,722
Other current assets	5,203	6,077
Contingent receivable	—	13,843
Deferred tax asset	69	69

	82,799	111,122
Long Term Assets
Property and equipment	5,524	7,444
Deferred tax asset	1,568	1,581
Deferred financing cost	—	149
Intangible assets	2,436	2,771
Goodwill	11,927	11,927

	21,455	23,872
Total Assets	104,254	134,994

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	34,783	56,962
Debt facility	15,000	15,000
Deferred revenue	1,060	1,163
Capital lease obligation	1,890	3,251
Contingent liabilities	516	255

	53,249	76,631
Long Term Liabilities
Capital lease obligation	988	1,451
Other long term liabilities	558	783
Contingent liabilities	128	519

	1,674	2,753
Commitments
Shareholders' equity
Capital stock	179,547	179,429
Contributed surplus	6,325	6,047
Deficit	(126,822)	(120,197)
Accumulated other comprehensive loss	(9,683)	(9,685)

Total Shareholder's equity	49,367	55,594
Non-controlling interests	(36)	16

Total Equity	49,331	55,610
Total Liabilities and Equity	104,254	134,994

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DRAGONWAVE INC. REPORTS FIRST QUARTER FISCAL YEAR 2014 RESULTS
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts